

July 27, 2009

Mr. John C.S. Lau
President and Chief Executive Officer
Husky Energy, Inc.
707 – 8th Avenue S.W.
P.O. Box 6525 Station D
Calgary, Alberta, Canada T2P, 3G7

> **Re:** **Husky Energy, Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed February 18, 2009**
> **Response Letter Dated June 19, 2009**
> **File No. 001-04307**

Dear Mr. Lau:

We have reviewed your response letter dated June 19, 2009 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 40-F for the Fiscal Year Ended December 31, 2008

Engineering Comments

1. We have reviewed your response to prior comment one of out letter dated June 11, 2009. We believe that the fact that you have not replaced your production in the last two years with new reserves is material information that investors have a right to know. We will not object to placement of this information in sections such as MD&A with a cross-reference to it in the risk factor. Therefore, as previously requested, please revise your document to include this information.

2. We have reviewed your response to prior comment two. Item 2 of Regulation S-K strictly prohibits the inclusion of unproved reserves in documents filed with the SEC unless it is *required* by foreign law or those reserves were disclosed to someone who is purchasing those reserves in some manner. It is our understanding that you have chosen to rely upon the exemption provided in NI51-

101 and report in accordance with SEC requirements. The disclosure of other than proved reserves in your Canadian filing is therefore optional and not *required*. Therefore, as previously requested, please revise your document, and all previous documents where you have disclosed unproved reserves, to remove all disclosure related to unproved reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director